

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 18, 2010

<u>VIA US MAIL AND FAX (317) 684-5580</u>
Mr. Patrick Walsh
Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **RE:** **Emmis Communications Corporation**
> **Form 10-K/A for the Year Ended February 28, 2009**
> **Filed October 28, 1009**
> **File No. 0-23264**

Dear Mr. Walsh:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                       Sincerely,

                                       Larry Spirgel
                                       Assistant Director